AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 2003

                                               SECURITIES ACT FILE NO. 333-97919
                                       INVESTMENT COMPANY ACT FILE NO. 811-21173
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1 )

                           MAN-GLENWOOD LEXINGTON, LLC
                                (NAME OF ISSUER)

                           MAN-GLENWOOD LEXINGTON, LLC
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   561649 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                              STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
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                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $12,500,000 of units of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Units as of September 30, 2003 and originally filed with the Securities and Exchange Commission on July 31, 2003, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 29, 2003 (the "Expiration Date"). No Units were tendered.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MAN-GLENWOOD LEXINGTON, LLC



                                                /s/ Frank C. Meyer
                                          By:   ___________________
                                                Frank C. Meyer
                                                President

October 16, 2003